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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 8)1

                         ALADDIN KNOWLEDGE SYSTEMS LTD.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                    M0392N101
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                                 (CUSIP Number)

                GEORGE R. WHITTEMORE, MILLS VALUE ADVISER, INC.,
          707 EAST MAIN STREET, RICHMOND, VIRGINIA 23219 (804) 344-3804
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               SEPTEMBER 16, 1998
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 11 Pages)




         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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   CUSIP No. M0392N101            SCHEDULE 13D            Page 2 of 11 Pages
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1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Mills Value Adviser, Inc.
        I.R.S. ID #54-1410376
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)    |_|
                                                                      (b)    |_|
        Not Applicable
------- ------------------------------------------------------------------------
3       SEC USE ONLY


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4       SOURCE OF FUNDS*

        OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                    |_|

        Not Applicable
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Virginia
----------------------- ------- ------------------------------------------------
      NUMBER OF         7       SOLE VOTING POWER

        SHARES                  30,000
                        ------- ------------------------------------------------
                        8       SHARED VOTING POWER
     BENEFICIALLY
                                -0-
                        ------- ------------------------------------------------
    OWNED BY EACH       9       SOLE DISPOSITIVE POWER

      REPORTING                 1,730,056
                        ------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
     PERSON WITH
                                -0-
----------------------- ------- ------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,730,056
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
        Not Applicable
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        17.4%
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14      TYPE OF REPORTING PERSON*

        IA (INVESTMENT ADVISER)
------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 8
                                       TO
                                  SCHEDULE 13D
                                       FOR
                            MILLS VALUE ADVISER, INC.

         This Amendment No. 8 hereby amends and supplements the Schedule 13D (the "Schedule 13D"), dated September 11, 1996, filed with the Securities and Exchange Commission (the "SEC") on September 23, 1996, Amendment No. 1 to the
Schedule 13D, dated December 31, 1996, filed with the SEC on January 14, 1997, Amendment No. 2 to the Schedule 13D, dated April 15, 1997, filed with the SEC on April 24, 1997, Amendment No. 3 to the Schedule 13D, dated May 9, 1997, filed with the SEC on May 19, 1997, Amendment No. 4 to the Schedule 13D, dated June 26, 1997, filed with the SEC on July 3, 1997, Amendment No. 5 to the Schedule 13D, dated December 19, 1997, filed with the SEC on January 13, 1998, Amendment No. 6 to the Schedule 13D, dated April 17, 1998, filed with the SEC on April 27, 1998 and Amendment No. 7 to the Schedule 13D, dated July 24, 1998, filed with the SEC on August 12, 1998 ("Amendment No. 7"), with respect to the common stock, no par value per share ("Common Stock"), of Aladdin Knowledge Systems Ltd. (the "Issuer").


Item 1.     Security and Issuer

            This Amendment No. 8 relates to the common stock, no par value per share, of Aladdin Knowledge Systems Ltd., 15 Beit Oved Street, Tel Aviv, Israel 61110.


Item 2.     Identity and Background

            Mills Value Adviser, Inc.

            Mills Value Adviser, Inc. (the "Corporation") is a corporation organized under the laws of the Commonwealth of Virginia. Its principal business is providing investment advisory services to its clients. The address of its principal business and principal office is 707 East Main Street, Richmond, VA 23219. During the past five years, the Corporation has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

            On March 28, 1996, the Corporation and Charles A. Mills, III, Chairman of the Board of the Corporation in Cases # SEC 960020 and SEC 960022 entered into an admission and consent order which accepted an order of settlement alleging violations of Virginia Code Sections 13.1-504 A and 13.1-504 C by the Virginia State Corporation Commission. In particular, the order of settlement alleged that the Corporation temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor; that the Corporation
            temporarily    employed   an



                               Page 3 of 11 Pages
            unregistered investment advisor representative; and that Mr. Mills temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor. Without admitting or denying the allegations, the Corporation paid $200.00 and Mr. Mills paid
            $2,500.00 to the Commonwealth of Virginia. The Corporation has undertaken measures to prevent a lapse in required registrations or other similar occurrence.

            Charles A. Mills, III

            (A)     Charles A. Mills, III

            (B)     707 East Main Street, Richmond, VA 23219

            (C) Charles A. Mills, III is Chairman of the Board of the Corporation and also a director and Chairman of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as the Corporation's.

            (D) During the past five years, Charles A. Mills, III has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

            (E) On March 28, 1996, the Corporation and Charles A. Mills, III, Chairman of the Board of the Corporation in Cases # SEC 960020 and SEC 960022 entered into an admission and consent order which accepted an order of settlement alleging violations of Virginia Code Sections 13.1-504 A and 13.1-504 C by the Virginia State Corporation Commission. In particular, the order of settlement alleged that the
                    Corporation   temporarily   transacted   business   in   the
                    Commonwealth of Virginia as an unregistered investment advisor; that the Corporation temporarily employed an unregistered investment advisor representative; and that Mr. Mills temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor. Without admitting or denying the allegations, the Corporation paid $200.00 and Mr. Mills paid $2,500.00 to the Commonwealth of Virginia. The Corporation has undertaken measures to prevent a lapse in required registrations or other similar occurrence.

            (F) Charles A. Mills, III is a citizen of the United States of America.

            George  R. Whittemore

            (A)     George R. Whittemore

            (B)     707 East Main Street, Richmond, VA 23219



                               Page 4 of 11 Pages

            (C) George R. Whittemore is President and a Director of the Corporation and Senior Vice President of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as the Corporation's.

            (D) During the past five years, George R. Whittemore has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

            (E) During the past five years, George R. Whittemore has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (F) George R. Whittemore is a citizen of the United States of America.

            Blair J. Frantzen

            (A)     Blair J. Frantzen

            (B)     707 East Main Street, Richmond, VA 23219

            (C) Blair J. Frantzen is Secretary/Treasurer and a Director of the Corporation and a Vice President of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as the Corporation's.

            (D)     During the past five years,  Blair J.  Frantzen has not been
                    convicted  in  a  criminal  proceeding,   excluding  traffic
                    violations or similar misdemeanors.

            (E) During the past five years, Blair J. Frantzen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (F) Blair J. Frantzen is a citizen of the United States of America.

            George W. Anderson

            (A)     George W. Anderson

            (B)     707 East Main Street, Richmond, VA 23219



                               Page 5 of 11 Pages

            (C) George W. Anderson is a Director of the Corporation as well as a Senior Vice President of Anderson & Strudwick,
                    Incorporated, a stock brokerage firm, and President of Anderson & Strudwick Holding Corporation, both of whose addresses are the same as the Corporation's.

            (D)     During the past five years,  George W. Anderson has not been
                    convicted  in  a  criminal  proceeding,   excluding  traffic
                    violations or similar misdemeanors.

            (E) During the past five years, George W. Anderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (F) George W. Anderson is a citizen of the United States of America.

            Todd J. Peters

            (A)     Todd J. Peters

            (B)     707 East Main Street, Richmond, VA 23219

            (C) Todd J. Peters is Vice President and Director of Marketing of the Corporation.

            (D)     During  the past five  years,  Todd J.  Peters  has not been
                    convicted  in  a  criminal  proceeding,   excluding  traffic
                    violations or similar misdemeanors.

            (E) During the past five years, Todd J. Peters has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (F)     Todd J. Peters is a citizen of the United States of America.


Item 3.     Source and Amount of Funds and Other Consideration

            The total amount of the funds used in making the purchases was $19,850,022, of which $2,588,937 represent purchases since the filing of Amendment No. 7. The source of the funds used in making the



                               Page 6 of 11 Pages
            purchases was from client accounts over which the Corporation has discretionary investment authority.


Item 4.     Purpose of Transaction

            The Corporation, an investment advisory firm, through discretionary investment authority granted to it by its clients, has purchased shares of Common Stock for investment purposes on behalf of its clients.

            There are no plans or proposals which the Corporation, Charles A. Mills, III, George R. Whittemore, Blair J. Frantzen, George W. Anderson or Todd J. Peters may have that relate to or would result in:

            (A) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

            (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

            (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (E)     Any  material  change  in  the  present   capitalization  or
                    dividend policy of the Issuer;

            (F) Any other material change in the Issuer's business or corporate structure;

            (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or



                               Page 7 of 11 Pages

            (J)     Any action similar to any of those enumerated above.


Item 5.     Interest in Securities of the Issuer

            (A)     The  aggregate   number  and   percentage  of  Common  Stock
                    beneficially owned by the Corporation are 1,730,056 shares and 17.4%, respectively.

            (B) The Corporation has the sole power to vote or to direct the vote of 30,000 shares identified pursuant to Item 5(a). The Corporation has the sole power to dispose or to direct the disposition of all shares identified pursuant to Item 5(a).

            (C) Transactions in the securities identified pursuant to Item 5(a) following the date of the event that required the filing of Amendment No. 7 are as follows:


    Beneficial       Trans.         Amount of        Price Per        Where/How
       Owner          Date         Transaction         Share          Effected

        MVA          8/5/98          $370,919          $10.59        Open Market
        MVA          8/6/98          $157,462          $10.49        Open Market
        MVA          8/7/98          $485,677          $10.79        Open Market
        MVA          8/10/98          $52,944          $10.58        Open Market
        MVA          8/11/98         $100,454          $10.04        Open Market
        MVA          8/12/98         $465,337          $10.82        Open Market
        MVA          8/27/98         ($40,526) *        $8.10        Open Market
        MVA          8/31/98         ($35,515) *        $7.10        Open Market
        MVA          9/1/98         ($131,128) *        $6.52        Open Market
        MVA          9/2/98         ($148,464) *        $7.42        Open Market
        MVA          9/3/98         ($117,918) *        $6.93        Open Market
        MVA          9/16/98         $760,055           $7.60        Open Market


                                 *Denotes Sales

            (D)     Not applicable.

            (E)     Not applicable.

            Charles A. Mills, III

            (A) The aggregate number and percentage of Common Stock beneficially owned by Charles A. Mills, III are 11,500 shares and less than 1%, respectively, and are not included in the shares reported as beneficially owned by the Corporation. Mr. Mills also



                               Page 8 of 11 Pages
                    beneficially owns 825 shares of Common Stock for which he acts as custodian/trustee for a minor child. Furthermore, Mr. Mills may also be deemed to beneficially own 5,000 shares of Common Stock owned of record by Mills Management II and 15,000 shares of Common Stock owned of record by Independent Property Operators of America Incorporated, two entities of which Mr. Mills serves as Chairman of the Board and Director of Trading.

            (B) Charles A. Mills, III, in his individual capacity and in his capacity as custodian/trustee, has the sole power to vote and the sole power to dispose of 12,325 shares identified pursuant to Item 5(a). In addition, Mr. Mills, in his capacity as Director of Trading for Mills Management II and Independent Property Operators of America Incorporated, has the sole power to vote and the sole power to dispose of 20,000 shares identified pursuant to Item 5(a).

            (C)     None

            (D)     Not applicable.

            (E)     Not applicable.

            George R. Whittemore

            (A) The aggregate number and percentage of Common Stock beneficially owned by George R. Whittemore are 1,000 shares and less than 1%, respectively, and are not included in the shares reported as beneficially owned by the Corporation.

            (B) George R. Whittemore has the sole power to vote and the sole power to dispose of all 1,000 shares identified pursuant to
                    Item 5(a).

            (C)     None

            (D)     Not applicable.

            (E)     Not applicable.

            Blair J. Frantzen

            (A)     None

            (B)     None

            (C)     None

            (D)     Not applicable.



                               Page 9 of 11 Pages

            (E)     Not applicable.

            George W. Anderson

            (A)     None

            (B)     None

            (C)     None

            (D)     Not applicable.

            (E)     Not applicable.

            Todd J. Peters

            (A)     None

            (B)     None

            (C)     None

            (D)     Not applicable.

            (E)     Not applicable.


Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer

            None


Item 7.     Material to be Filed as Exhibits

            None



                              Page 10 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.


                                            MILLS VALUE ADVISER, INC.



Date:    September 16, 1998                 /s/ CHARLES A. MILLS, III
                                            -------------------------
                                            CHARLES A. MILLS, III
                                            Chairman of the Board



Date:    September 16, 1998                 /s/ GEORGE R. WHITTEMORE
                                            ------------------------
                                            GEORGE R. WHITTEMORE
                                            President/Director



Date:    September 16, 1998                 /s/ BLAIR J. FRANTZEN
                                            ---------------------
                                            BLAIR J. FRANTZEN
                                            Secretary/Treasurer/Dir.



Date:    September 16, 1998                 /s/ GEORGE W. ANDERSON
                                            ----------------------
                                            GEORGE W. ANDERSON
                                            Director



Date:    September 16, 1998                 /s/ TODD J. PETERS
                                            ------------------
                                            TODD J. PETERS
                                            Vice President



Attention:  Intentional  misstatements  or omissions of fact constitute  Federal criminal violations (see 18 U.S.C. 1001).